OPTION AND RIGHT OF FIRST REFUSAL AGREEMENT

This Option and Right of First Refusal Agreement (this "**Agreement**") is entered into as of October 22, 2015 (the "**Effective Date**") by and between Polercoaster, LLC, a Florida limited liability company (the "**Grantor**"), and ThrillCorp Inc., a Delaware corporation (the "**Grantee**"). The Grantor and the Grantee are sometimes referred to herein each as a "**Party**" and collectively as the "**Parties.**"

RECITALS

A. The Grantor is the owner of certain technology and intellectual property, including patent rights, know-how, trade secrets, and other intellectual property surrounding the conceptualization, invention, design, development, and operation of certain thrill rides and is a recognized leader in the conceptualization, invention, design, development, and operation of certain thrill rides in the United States.

B. The Grantor has the right to grant licenses and other rights to its technology and intellectual property.

C. The Grantee is desirous of obtaining certain exclusive rights from the Grantor relating to this technology and intellectual property.

D. The Parties have discussed a potential business relationship between them as more particularly described herein, and desire to memorialize the terms of such discussions and their agreement.

AGREEMENT

1. **Grant of Option to Obtain License.** For Ten Dollars ($10.00), and other consideration given by the Grantee, the payment, receipt, and sufficiency of which are hereby acknowledged by the Parties, the Grantor does hereby grant to the Grantee the exclusive option and right to obtain from the Grantor the license to build and operate POLERCOASTER ATTRACTIONS (as such term is defined in the Territory and License Agreement attached hereto as Exhibit "A") within the Territories, as defined below (the "Option"), upon the terms, provisions and conditions expressed herein.

2. **Territories.** The territories to which the Grantee's Option shall apply (each, a "Territory" and collectively, the "Territories") shall be the area within a fifty (50)-mile radius of the center of the Metropolitan Statistical Areas (as that term is defined by the United States Office of Management and Budget and applied by the United States Census Bureau) of each of Nashville, TN, Myrtle Beach, SC, and New Orleans, LA; provided, however, that no Territory shall extend past any border between the state in which such Metropolitan Statistical Area is located and any other state or country.

3. **Option Term; Expiration of Option; Termination of Option.**

(a) Subject to earlier termination as provided in Subsection (b), below, the term of the Option (the "Option Term") shall begin on the date hereof and shall expire at 5:00 p.m. Orlando, Florida time three years from the date hereof.

(b) Notwithstanding the provisions of Subsection (a), the Option shall expire prior to the expiration of the Option Term in the event that:

i) the Grantee has not entered into at least: (A) one Territory and License Agreement not later than one year from the date hereof; and (B) two Territory and License Agreements not later than two years from the date hereof; and (C) three Territory and License Agreements not later than three years from the date hereof, all of which Territory and License Agreements shall be substantially in the form attached hereto as Exhibit "A"; or

ii) the Grantee has been determined to be in material breach or default of any Territory and License Agreement to which it is a party, as determined pursuant to the terms of any such Territory and License Agreement.

(c) Notwithstanding the provisions of Subsection (b), in the event that the Grantee does not enter into a Territory and License Agreement with respect to any one or more of the Territories (each such Territory, a "Forfeited Territory") during the Option Term due to any delays in obtaining, or the inability to obtain, any permits or other regulatory authorizations necessary for the design, construction, or operation of a POLERCOASTER ATTRACTION or due to any delays in, or the inability to obtain, adequate financing for the design, construction, or operation of a POLERCOASTER ATTRACTION, the Grantee shall notify the Grantee of such delay or inability as soon as reasonably practicable, and the Grantor and the Grantee shall negotiate in good faith an option in substance similar to the option contained in this Agreement for the right to obtain a license to build and operate POLERCOASTER ATTRACTIONS in as many substituted territories as there are Forfeited Territories. The delivery of the notification by the Grantee to the Grantor as described in this Subsection (c) shall, without any additional action by either Party, effect a rescission of the Grantee's rights to obtain a license to build and operate a POLERCOASTER ATTRACTION in each such Forfeited Territory.

4. **Exercise.** Grantee must exercise the Option by (i) providing written notice to the Grantor, prior to the expiration of the Option Term, stating that Grantee has exercised the Option and specifying the Territory with respect to which the Option is being exercised; (ii) executing a Territory and License Agreement; and (iii) paying the Territory Fee associated therewith.

5. **Terms of License Agreement.** If this Option is exercised by the Grantee pursuant to the terms hereof, the Grantor and the Grantee or its permitted assigns shall enter into a Polercoaster[tm] Territory and License Agreement in the form attached hereto as Exhibit "A" not later than five (5) days after the Grantor's receipt of the notification of the Grantee's exercise of the Option.

6. **Right of First Refusal.** Provided that neither this Agreement nor any Territory and License Agreement between the Parties shall have been terminated, in the event that, at any time beginning on the date hereof and expiring at 5:00 p.m. Orlando, Florida time three years from the date hereof (the "Right of First Refusal Period"), the Grantor receives a bona fide offer from a prospective licensee (a "Third Party Offer") to enter into a license or similar agreement for the rights to construct or operate a Polercoaster in any geographic territory in the United States other than the Territories and the States of Georgia, Nevada, Florida, and New Jersey, the Grantor shall

notify the Grantee, not later than five (5) days after the receipt of such Third Party Offer, of the identity of the prospective licensee(s), the consideration, and the material terms and conditions of the Third Party Offer. Such notice shall also include a copy of any written proposal, term sheet, letter of intent or other agreement, document, or communication (electronic or otherwise) relating to the Third Party Offer. Such notice shall constitute an offer to enter into a license or similar agreement with the Grantee, upon the same terms and conditions as the Third Party Offer. The Grantee shall have a sixty (60) day option following the delivery of the notice described in this Section 6 to elect to enter into a license or similar arrangement with the Grantor on the same terms and conditions as those contained in the Third Party Offer. At the end of the Right of First Refusal Period, the right of first refusal granted to the Grantee hereunder shall be extended for an additional three-year period provided that no Territory and License Agreement between the Parties shall have been terminated as of the end of the Right of First Refusal Period and provided further that neither this Agreement nor any Territory and License Agreement shall be terminated during such three-year extension period.

7. **Miscellaneous.**

(a) Assignment. The Grantee may assign its rights under this Agreement to: (i) a purchaser of substantially all of the assets of the Grantee in one transaction or a series of related transactions; or (ii) to the successor to the Grantee as the result of the completion of a merger, consolidation, or other business combination involving the Grantee in which the Grantee is not the surviving entity and in which the stockholders of the Grantee immediately prior to such merger, consolidation, or combination own less than fifty percent (50%) of the outstanding equity of the surviving entity immediately after such merger, consolidation, or combination, provided that the purchaser of the Grantee's assets or the successor to the Grantee, as the case may be, agrees to be bound by the Grantee's obligations hereunder. Any purported assignment by the Grantee of this Agreement not specifically authorized in this Section 7 shall be null and void ab initio and of no force or effect. The Grantor may assign this Agreement for its convenience.

(b) Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes and annuls all previous communications, agreements or understandings among them with respect to the subject matter hereof. This Agreement may be amended only by written agreement of both Parties hereto.

(c) Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or the interpretation, breach, termination or validity thereof, other than those for which injunctive relief or specific performance is appropriate and is actually being sought in good faith, shall be finally settled in accordance with the dispute resolution provisions set forth in the Polercoaster Territory and License Agreement attached hereto as Exhibit "A."

(d) Attorneys' Fees. In the event that there is a default under this Agreement and it becomes reasonably necessary for either Party to employ the services of any attorney, either to enforce or terminate this Agreement, the prevailing Party shall be entitled to collect from the other Party its reasonable attorneys' fees and such other reasonable costs and expenses as are incurred by it in enforcing or terminating this Agreement.

(e) Remedies Cumulative; Waiver. The rights and remedies of the Parties hereto are cumulative and not alternative. Neither the failure nor any delay by either Party hereto in exercising any right, power or privilege under this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

(f) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their successors and assigns.

(g) Notices. All notices, requests, demands and other communication required or permitted under this Agreement shall be deemed received by the Grantor or the Grantee, as the case may be: (a) the day that such notice is sent by electronic mail to the Grantor or the Grantee, as the case may be, during regular business hours, and otherwise the next business day; provided that a copy of such notice is also sent by a nationally recognized overnight mail service; or (b) the first business day after such notice is sent by a nationally recognized overnight mail service. All notices to the Grantor or the Grantee, as the case may be, shall be delivered to the addresses indicated below, unless the Party giving any such notice has been notified in writing of a change of such address:

if to the Grantor:

William Kitchen
PolerCoaster, LLC
11536 Lake Butler Blvd
Windermere, Florida 34786
Email: bill@usthrillrides.com

if to the Grantee:

David Gust
c/o ThrillCorp, Inc.
7380 Sand Lake Road
Suite 500
Orlando, FL 32819
Email: dgust@usthrillrides.com

(e) Applicable Law. This Agreement and the rights and duties hereunder of the Parties hereto shall be construed, interpreted, and governed in accordance with the laws of the State of Florida, notwithstanding the provisions of any conflict-of-laws principles.

(f) Counterparts; Electronic Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery by electronic means of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the day and year first written above.

GRANTOR

POLERCOASTER, LLC

By: [signature]
Name: WILLIAM KITCHEN
Title: CHAIRMAN

GRANTEE

THRILLCORP, INC.

By: [signature]
Name: DAVID A. GUST
Title: CHIEF EXECUTIVE OFFICER